March 23, 2018

Via EDGAR

Ellie Quarles

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Re:	Government of Jamaica
Registration Statement under Schedule B
Filed January 19, 2018
File No. 333-222629

Form 18-K for Fiscal Year Ended March 31, 2017, as amended
Filed June 2, 2017, as amended August 30, 2017
File No. 1-04165

Dear Ms. Quarles:

Thank you for your letter containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Registration Statement on Schedule B filed by the Government of Jamaica (the “Government”) on January 19, 2018 (the “Registration Statement”) and on the Annual Report on Form 18-K filed by the Government on June 2, 2017, as amended (the “Annual Report”). We have enclosed an amendment to the Annual Report. The amendment to the Annual Report reflects the Government’s responses to the comments in your letter dated February 15, 2018 (the “Comment Letter”). The Government’s responses to the Staff’s comments are as follows:

Form 18-K for Fiscal Year Ended March 31, 2017

Exhibit 99.D

General

1.	Please discuss the declaration and extension of the State of Emergency in St. James. Please disclose the reasons for the uptick in crime that prompted the declaration, the Government’s response, and the travel advisories or security alerts that the United States, Canada, and the United Kingdom have issued.

In response to the Staff’s comment, the Government has included a discussion of the declaration and extension of the State of Emergency in St. James on page D-1 of Amendment No. 2 to its Form 18-K for Fiscal Year ended March 31, 2017.

Infrastructure, page D-31

2.	In this section or elsewhere, please discuss the flooding in Montego Bay that took place in November 2017. If material, describe the infrastructure damage caused by the flooding.

In response to the Staff’s comment, the Government has included a discussion of the flooding in Montego Bay on page D-1 of Amendment No. 2 to its Form 18-K for Fiscal Year ended March 31, 2017.

Agriculture, page D-37

3.	If material, please discuss the economic impact of the Beet Armyworm infestation on the agricultural sector.

In response to the Staff’s comment, the Government has included a discussion of the Beet Armyworm infestation on page D-2 of Amendment No. 2 to its Form 18-K for Fiscal Year ended March 31, 2017.

Bank of Jamaica AML/CFT Guidance Notes, page D-91

4.	Please describe the AML/CFT deficiencies that were identified in the CFATF Mutual Evaluation Report.

In response to the Staff’s comment, the Government has included a discussion of the AML/CFT deficiencies that were identified in the CFATF Mutual Evaluation and the steps that have been taken to address those deficiencies on page D-2 of Amendment No. 2 to its Form 18-K for Fiscal Year ended March 31, 2017.

The Government also acknowledges the matters set forth in the closing paragraphs of the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to me at (212) 318-6620.

Sincerely,

/s/ Cathleen McLaughlin

Cathleen E. McLaughlin

Paul Hastings LLP
cc:	Dian Black
Ministry of Finance and the Public Service
Government of Jamaica

Trudy Deans
Consul General of Jamaica in New York
Consulate General of Jamaica